                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                               --------------------

                                   SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
    AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              ENVIROKARE TECH, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          641 Lexington Avenue, 14th Floor
                                New York, NY 10022
                      Tel.: 212-634-6333 Fax: 212-634-6339
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 9, 2006
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box |_|.

                             (Page 1 of 5 Pages)

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CUSIP No. 29404N-209                                               Page 2 of 5

                                  SCHEDULE 13D

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1    NAME OF REPORTING PERSON                              George E. Kazantzis
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  |_|
                                                                     (b)  |X|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                                      OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
     PURSUANT TO ITEMS 2(d) OR 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.
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               7    SOLE VOTING POWER                               3,938,000

               ---------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER                                     0
   SHARES
BENEFICIALLY
  OWNED BY     ---------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                          3,938,000
  REPORTING
   PERSON
    WITH       ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                                0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Common Stock                                                   1,463,000
     Warrants and options to acquire common stock                   2,475,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.4%

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14   TYPE OF REPORTING PERSON*                                             IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 29404N-209                                          Page 3 of 5

George E. Kazantzis

Item 1. Security and Issuer

         Class of Securities:       Common Stock, par value $.001

         Name of Issuer:            ENVIROKARE TECH, INC.
                                    641 Lexington Avenue, 14th Floor
                                    New York, NY 10022
                                    Tel:  212-634-6333
                                    Fax: 212-634-6339

Item 2. Identity and Background

      (a) Name:

        This Statement on Schedule 13D, dated March 29, 2006, is filed by the undersigned, GEORGE E. KAZANTZIS, to reflect certain holdings by Mr.
Kazantzis relating to the outstanding Common Stock, par value $.001 per share
(the "Common Stock"), of Envirokare Tech, Inc. (the "Issuer").  Unless
otherwise specified, all capitalized terms contained herein have the meanings assigned to them in this Schedule 13D.  Mr. Kazantzis (the "Reporting
Person"), is the direct beneficial owner of 3,938,000 shares of Common Stock of the Issuer.  The Reporting Person has indirect beneficial ownership of an option to purchase 100,000 shares of Common Stock, which grant is held by family members who do not reside with the Reporting Person, to which the
Reporting Person disclaims beneficial ownership.

      NOTE: The percentage ownership calculations in this Schedule 13D filing are based on 44,247,032 shares of the Issuer's Common Stock outstanding at
December 31, 2005.

      (b) Residence or business address:

       The principal address of the Reporting Person is c/o 641 Lexington
Avenue, 14th Floor, New York, NY 10022.

      (c) Principal business or occupation:

       The principal occupation of the Reporting Person is President and COO of the Issuer.

      (d) Not applicable

      (e) Not applicable

      (f) Citizenship:

       The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

       The funds for the purchase were provided by the Reporting Person's personal funds. No funds were borrowed for this purpose.

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CUSIP No. 29404N-209                                         Page 4 of 5

George E. Kazantzis

Item 4. Purpose of the Transaction

       The purpose of the transaction was solely for investment purposes.

Item 5. Interest in Securities of the Issuer

      (a) Aggregate number of securities     3,938,000 shares of Common Stock*
      Percentage of class of securities:           8.4%

     * NOTE:  Reporting Person has direct beneficial ownership of 1,463,000 shares of Common Stock, immediately exercisable warrants to purchase 175,000 shares of Common Stock and immediately exercisable options to purchase 2,300,000 shares of Common Stock.  The Reporting Person has indirect beneficial ownership of an option to purchase 100,000 shares of Common Stock, which grant is held by family members who do not reside with the Reporting Person, to which the
Reporting Person disclaims beneficial ownership.

      (b) Sole voting power:                    0
          Shared voting power:          3,938,000
          Sole dispositive power:               0
          Shared dispositive power:     3,938,000

      (c) On March 9, 2006, the Reporting Person exercised a warrant to purchase an aggregate total of 88,000 shares of Common Stock of the Issuer for the exercise price of $0.50 per share, or an aggregate purchase price of
$44,000.  On June 12, 2005, the Reporting Person exercised a warrant to purchase an aggregate total of 500,000 shares of Common Stock of the Issuer for the exercise price of $0.25 per share, or an aggregate purchase price of $125,000.

      (d) No other person has such rights other than the Reporting Person

      (e) Not Applicable

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to
        Securities of the Issuer

        Not applicable

Item 7. Material to be Filed as Exhibits

        Not applicable

DISCLAIMER OF BENEFICIAL OWNERSHIP

        Not applicable

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CUSIP No. 29404N-209                                         Page 5 of 5

George E. Kazantzis

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2006               /S/ George E. Kazantzis
                                      ----------------------------
                                       George E. Kazantzis

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U. S. C. 1001).